UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2010

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, People's Republic of China, 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Hollysys Automation Technologies Announces a US $33.63 Million Contract Win in High-Speed Rail and the Filing of Annual Report on Form 20-F

On Dec 22, 2010, Hollysys Automation Technologies announced it has won a contract to supply its ground-based high-speed rail signaling system to Beijing-Shijiazhuang-Wuhan high-speed rail line valued at approximately US$ 33.63 million or RMB 223.78 million.

In addition, the Company filed its Annual Report on Form 20-F with the Securities and Exchange Commission on December 22, 2010 for the fiscal year ended June 30, 2010 (the “Annual Report”), which can be accessed at both SEC website: www.sec.gov and the Company website: www.hollysys.com. As disclosed in the Annual Report, the Company re-organized its domestic corporate structure in February 2010 to gain increased government grants and contract opportunities, and enhance its corporate image. This re-organization resulted in a one-time $4.45 million tax expense charge on its income statement for the fiscal year ended June 30, 2010, pursuant to the newly issued tax notice (“Circular 2010-04”) issued by the State Administration of Taxation on July 26, 2010. The fully disclosed composition of this tax expense and re-organization details can be found under Item 5 – Operating and Financial Review and Prospects in the Annual Report.

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press Release, dated December 22, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

By:	/s/ Changli Wang
Changli Wang
Chairman and Chief Executive Officer

Date: December 22, 2010.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated December 22, 2010.